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                                   MEMORANDUM


VIA EDGAR AND FACSIMILE

For Commission Use Only

Re:      North Pointe Holdings Corporation
         Amendment No. 3 to Registration Statement on Form S-1
         File Number 333-122220

         This memorandum sets forth the response of North Pointe Holdings Corporation (including its consolidated subsidiaries, the "Registrant") to the letter of the Staff of the Securities and Exchange Commission (the "Staff"), dated July 18, 2005, with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the "Registration Statement"). For your convenience, each of the Staff's comments is set forth below and followed by the response of the Registrant. Unless otherwise indicated, all section and page references in such responses are to the prospectus (the "Prospectus") included as part of Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which was filed by the Registrant on August 19, 2005. Enclosed herewith are one clean and two marked copies (showing the changes that were made from Amendment No. 3 to the Registration Statement filed on July 11, 2005) of Amendment No. 4.

         Please contact Todd B. Pfister, Esq. at (312) 832-4579 should you have any questions regarding the responses below.

AMENDMENT NO. 3 TO FORM S-1

RESULTS OF OPERATIONS, PAGE 42

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE 48

THREE MONTHS ENDED MARCH 31, 2005 AS COMPARED TO THREE MONTHS ENDED MARCH 31, 2004, PAGE 48

1. REFER TO YOUR RESPONSE TO COMMENT TWO. YOUR REVISED DISCLOSURE DOES NOT APPEAR TO QUANTIFY THE FOUR FACTORS IDENTIFIED AS CONTRIBUTING TO THE CHANGES IN YOUR LOSS RATIO. PLEASE REVISE YOUR DISCUSSION TO QUANTIFY THE AMOUNT OF CHANGE IN YOUR LOSSES CAUSED BY EACH OR [SIC] THE FOUR FACTORS IDENTIFIED.

         RESPONSE: In response to the Staff's comment, the Registrant proposes to replace the last two paragraphs on page 48 of the Prospectus with the six paragraphs set forth below. Given that the Registrant is updating the Registration Statement to include financial information for the six months ended June 30, 2005, it also has updated the disclosure which is the subject of the Staff's first comment to reflect activity for such six-month period. Thus, while the Staff's request for further explanation of the reduction in the loss ratio is still appropriate, the explanation has evolved to some extent as the importance of the various causal factors originally cited has shifted. For example, the favorable development from prior period reserve estimates was less of


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a factor for the six months ended June 30, 2005 comparison than it was for the three months ended March 31, 2005 comparison.

                  The loss ratio for our personal lines segment for the first six months of 2005 was 39.6% as compared to 70.0% for the corresponding period in 2004.

                  The decrease in our personal lines loss ratio was primarily attributable to the change in the mix of business resulting from our ceasing to write policies in our personal automobile insurance line effective October 2004, coupled with the addition of our Florida homeowners insurance line in December 2004. To a lesser extent, favorable reserve development in both our Midwest homeowners insurance line and our personal automobile insurance line also contributed to the decrease in the personal lines loss ratio. Excluding the effects from the change in the mix of business and the favorable reserve development, the personal lines loss ratio was substantially unchanged.

                  Primarily as a result of the change in our mix of business, the loss ratio for our personal lines segment, before the effects of favorable development of prior period reserve estimates, decreased to 47.7% in the first six months of 2005 from 69.9% in the first six months of 2004. Our new Florida homeowners insurance line had a loss ratio of 38.4% in the first half of 2005, and represented 70.0% of net premiums earned in our personal line segment for such six-month period, as compared to 0% of net premiums earned in the first half of 2004. Excluding the effects of favorable development of prior period reserve estimates, our personal automobile insurance line had a loss ratio of 87.5% in the first half of 2005, and represented 10.0% of net premiums earned in our personal lines segment, as compared to a loss ratio of 68.6% in the first half of 2004, representing 69.9% of net premiums earned in our personal lines segment.

                  Favorable development of prior period reserve estimates reduced losses and loss adjustment expenses in our personal lines segment by $1.1 million in the first half of 2005 from $6.5 million to $5.4 million, reducing the loss ratio from 74.7% to 70.0% for such six-month period. The favorable development of $1.l million was comprised of $436,000 from our personal automobile line and $670,000 from our Midwest homeowners line. There were no significant changes to prior period reserve estimates in our personal lines segment during the first half of 2004.

                  The $435,000 favorable development in the personal automobile line was comprised of $645,000 of reserve redundancies primarily from the 1998 through 2003 accident years within the personal injury and other liability coverages, offset by $209,000 of adverse development in the 2004 accident year. These liability coverages require more years to fully develop and the case reserves are subject to greater uncertainty than for property coverages. This favorable development was primarily attributable to lower than expected loss development in our liability coverages.


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                  The $670,000 favorable development in our Midwest homeowners line was substantially attributable to the 2004 and 2003 accident years and resulted from lower than expected losses incurred but not reported based on our existing case reserves at the time. We generally require about 12 to 24 months before the reserves in our homeowners line are sufficiently developed.

BUSINESS, PAGE 60

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE 69

2. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR COMMENT NUMBER FIVE. YOUR DISCLOSURE STILL DOES NOT APPEAR TO ANALYZE HOW CHANGES IN THE ASSUMPTIONS USED WOULD IMPACT THE CALCULATION OF THE RESERVES. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE QUANTIFIED AND NARRATIVE DISCLOSURE OF THE IMPACT THAT REASONABLY LIKELY CHANGES IN ONE OF [SIC] MORE OF THE MOST SIGNIFICANT DRIVERS OF THE LOSS RESERVE WOULD HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY.

         RESPONSE: In response to the Staff's second comment, the Registrant proposes to replace the last paragraph (and table immediately following such paragraph) on page 70 of the Prospectus with the following:

                  At December 31, 2004, our best estimate of our ultimate liability for loss and loss adjustment expense reserves, net of reinsurance recoverables, was $60.0 million. Our estimate of loss and loss adjustment expense reserves is necessarily derived through actuarial analysis and requires substantial judgment in the course of establishing the reserves. We established a reasonable range of net reserves of approximately $56.0 million to $65.4 million primarily by reviewing the various actuarial methods used to estimate net loss and loss adjustment expense reserves by each coverage or product line. We calculated the high end of the range by applying more weight to the results from methods that generated higher estimates and we calculated the low end of the range by applying more weight to the results from methods that generated lower estimates.

                                        NET RESERVES AT DECEMBER 31, 2004
                                     ------------------------------------------
                                     PERSONAL         COMMERCIAL
                                       LINES            LINES
                                      SEGMENT          SEGMENT          TOTAL
                                     --------         ----------       ---------
                                             (DOLLARS IN THOUSANDS)
Low end of range..............        $11,870         $44,118          $55,988
Carried reserves..............         12,290          47,727           60,017
High end of range.............         15,991          49,364           65,355

                  We further generated a sensitivity analysis of our net reserves based on reasonably likely changes to the key assumptions which drive our reserves. Our most significant assumptions are the loss development factors applied to paid



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         losses and case reserves to develop IBNR by product or coverage.
         Although historical loss development provides us with an indication of future loss development, it typically varies from year to year. Thus, for each accident year within each product or coverage we select one loss development factor out of a range of historical factors. Our sensitivity analysis provides for possible variations from the selected loss development factors based on the year-to-year variations of historical loss development.

                  Two reserve analyses were performed; one which increased loss development factors based on the higher end of the historical range of loss development; and another which decreased our loss development factors based on the lower end of the historical range of loss development. These changes were performed by product line or coverage, as applicable, for the most recent two to four accident years. We believe that the historical range of loss development provides a good indication of reasonably likely changes to our reserve estimate.

                  Such changes in key assumptions would have increased or decreased net reserves as of December 31, 2004 by $4.5 million or $4.7 million, respectively. If net reserves were $4.5 million greater as of December 31, 2004 our net income in 2004 and shareholders' equity as of December 31, 2004 would have been lower by $3.0 million. Conversely, if net reserves were $4.7 million less as of December 31, 2004 our net income in 2004 and shareholders' equity as of December 31, 2004 would have been greater by $3.1 million. We do not believe such changes to our reserve balance would have a material impact on our liquidity.

                  The following table illustrates the results of the changes to the net reserve balances resulting from the sensitivity analysis by segment as of December 31, 2004.

                                        NET RESERVES AT DECEMBER 31, 2004
                                  ----------------------------------------------
                                  PERSONAL LINES       COMMERCIAL
                                     SEGMENT          LINES SEGMENT      TOTAL
                                  --------------      -------------     --------
                                              (DOLLARS IN THOUSANDS)
Low end of range..........            $11,333            $43,962        $55,295
Carried reserves..........             12,290             47,727         60,017
High end of range.........             14,908             49,584         64,492

                  Given the numerous factors modified in the analysis, as well as the variety of coverages analyzed, we do not believe that it would be reasonably practicable to provide more detailed disclosure regarding the individual changes to the loss development factors and their individual effects on the total reserves. Furthermore, there is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple factors.


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